UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Resolute Energy Corporation
(Name of Issuer)
Shares of Common Stock, par value $0.0001 per share
(Title of Class of Securities)
76116A108
(CUSIP Number)
Thomas O. Hicks
100 Crescent Court, Suite 1200
Dallas, Texas 75201
(214) 740-7300
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
- with copies to -
James A. Deeken
Akin Gump Strauss Hauer & Feld LLP
1700 Pacific Avenue, Suite 4100
Dallas, Texas 75201-4618
(214) 969-4788
January 13, 2011
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Texas

	7	SOLE VOTING POWER

NUMBER OF		1,567

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,567

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	1,567

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS HH-HACI, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	0

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	76116A108

1	NAMES OF REPORTING PERSONS Thomas O. Hicks

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	SC, OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	USA

	7	SOLE VOTING POWER

NUMBER OF		10,225,782

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,697,683

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		10,225,782

WITH	10	SHARED DISPOSITIVE POWER

		5,697,683

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	15,923,465

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	23.9%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

AMENDMENT NO. 4 TO SCHEDULE 13D
This Amendment No. 4 to Schedule 13D (this “Amendment”) is being filed with the Securities and Exchange Commission (the “Commission”) on behalf of HH-HACI, L.P. (“HH LP”), HH-HACI GP, LLC, the general partner of HH LP (“HH LLC”), and Mr. Thomas O. Hicks, the sole member of HH LLC (the “Principal,” together with HH LP and HH LLC, the “Reporting Persons”) relating to (a) shares of common stock, par value $0.0001 per share (“Common Stock”) of Resolute Energy Corporation, a Delaware corporation (the “Issuer”); (b) shares of Common Stock of the Issuer subject to forfeiture under certain conditions (“Earnout Shares”); (c) Founder’s Warrants of the Issuer (“Founder’s Warrants”), each of which is exercisable for one share of Common Stock; and (d) Sponsor’s Warrants of the Issuer (“Sponsor’s Warrants”), each of which is exercisable for one share of Common Stock. This Amendment modifies the original Schedule 13D filed on October 5, 2009 (the “Original 13D”).

Item 5.	Interest in Securities of the Issuer
Item 5 of the Original 13D is hereby amended and restated as below:
According to the Issuer’s Form 10-Q filed on November 15, 2010, there are 54,861,239 shares of Common Stock issued and outstanding as of November 12, 2010.
(a) (i) As of the date hereof, HH LP beneficially owns 0 shares of Common Stock, which represents 0.0% of the Issuer’s outstanding shares of Common Stock.
(ii) As of the date hereof, HH LLC, the general partner of HH LP, beneficially owns 1,567 shares of Common Stock, which represents 0.0% of the Issuer’s outstanding shares of Common Stock. These 1,567 shares of Common Stock include 1,567 shares of Common Stock held by HH LLC, and 0 shares of Common Stock held by HH LP or other partnerships for which HH LLC serves as general partner. These 1,567 shares of Common Stock include 186 Earnout Shares and 921 shares of Common Stock that would be issuable upon the exercise of Founder’s Warrants. Each Founder’s Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00/share, subject to adjustment, at any time until September 25, 2014. However, Founder’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current. Founder’s Warrants are further described in Item 6.
(iii) As of the date hereof, the Principal, the sole member of HH LLC, which is the general partner of HH LP, beneficially owns 15,923,465 shares of Common Stock, which represents 23.9% of the Issuer’s outstanding shares of Common Stock (including 7,212,802 Founder’s Warrants and 4,666,667 Sponsor’s Warrants outstanding and beneficially owned by the Principal).

These 15,923,465 shares of Common Stock include 10,225,782 shares of Common Stock held by the Principal, 1,567 shares of Common Stock held by HH LLC, 0 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 5,696,116 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 15,923,465 shares of Common Stock include Earnout Shares, Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
The filing of this statement on this Amendment shall not be construed as an admission, for the purposes of Section 13(d) or 13(g) of the Securities Exchange Act of 1934, as amended, that the Principal is the beneficial owner of any of the shares of Common Stock owned by HH LLC, the Principal’s charitable foundation or estate planning entities for the Principal’s family. Each of the Principal and HH LLC disclaim beneficial ownership of any shares of Common Stock in which they do not have a pecuniary interest.
(b) (i) HH LP has no sole or shared power to vote and dispose of any Common Stock since it holds 0 shares of Common Stock.
(ii) HH LLC has no shared power to vote and dispose of any Common Stock since HH LP and other partnerships for which HH LLC serves as general partner hold 0 shares of Common Stock.
(iii) HH LLC has the sole power to vote and dispose of the aggregate of 1,567 shares of Common Stock held by HH LLC. These 1,567 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
(iv) The Principal has the shared power to vote and dispose of the aggregate of 5,697,683 shares of Common Stock, which include 1,567 shares of Common Stock held by HH LLC, 0 shares of Common Stock held by HH LP and other partnerships for which HH LLC serves as general partner, and 5,696,116 shares of Common Stock held by the Principal’s charitable foundation and estate planning entities for the Principal’s family. These 5,697,683 shares of Common Stock include Earnout Shares and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
(v) The Principal has the sole power to vote and dispose of the aggregate of 10,225,782 shares of Common Stock held by the Principal. These 10,225,782 shares of Common Stock include Earnout Shares, Common Stock that would be issuable upon the exercise of Sponsor’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied, and Common Stock that would be issuable upon the exercise of Founder’s Warrants, which are exercisable if certain conditions (described in Item 6) are satisfied.
(c) The table attached hereto as Annex A lists all transactions in the Common Stock during the past sixty (60) days by HH LP and the Principal, and, through the above relationships, HH LLC and certain partnerships formed for employees of affiliates of HH LLC for which HH LLC serves as the general partner, and the Principal’s charitable foundation and estate planning entities for the Principal’s family. Annex A is hereby incorporated by reference.

(d) Not applicable.
(e) HH LP and HH LLC ceased to be the beneficial owners of more than five percent of Common Stock on January 13, 2011.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Original 13D is hereby amended and restated as below:
Founder’s Warrants
HH LP and other partnerships for which HH LLC serves as general partner hold 0 Founder’s Warrants. HH LLC holds 921 Founder’s Warrants. The Principal holds 3,605,481 Founder’s Warrants. The Principal’s charitable foundation and estate planning entities for the Principal’s family hold 3,606,400 Founder’s Warrants. Each Founder’s Warrant entitles the holder to purchase one share of Common Stock at a price of $13.00/share, subject to adjustment, at any time until September 25, 2014. However, Founder’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.
Founder’s Warrants (a) will not be redeemable by the Issuer so long as they are held by HH LP, certain other parties, Seller, or their permitted transferees; and (b) may be exercised at the option of the holder on a cashless basis.
Subject to the limitations above, the Issuer may call Founder’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Founder’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Founder’s Warrant holder, at any time after such Founder’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Founder’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Founder’s Warrants and a current prospectus relating to those Common Stock is available.
Sponsor’s Warrants
The Principal holds 4,666,667 Sponsor’s Warrants. Each Sponsor’s Warrant entitles the holder to purchase one share of Common Stock of the Issuer at a price of $13.00 per share, subject to adjustment. However, Sponsor’s Warrants will be exercisable only if a registration statement relating to the Common Stock issuable upon exercise of the warrants is effective and current.

Sponsor’s Warrants (a) will not be redeemable by the Issuer so long as they are held by HH LP, Seller, or their permitted transferees; and (b) may be exercised at the option of the holder on a cashless basis.
Subject to the limitations above, the Issuer may call Sponsor’s Warrants for redemption, in whole and not in part, at a price of $0.01 per Sponsor’s Warrant, upon not less than 30 days’ prior written notice of redemption to each Sponsor’s Warrant holder, at any time after such Sponsor’s Warrants have become exercisable, if, and only if, (a) the last sale price has equaled or exceeded $18.00 per share for any 20 trading days within a 30-trading-day period ending on the third business day prior to the notice of redemption to Sponsor’s Warrant holders and (b) at all times between the date of such notice of redemption and the redemption date a registration statement is in effect covering the Common Stock issuable upon exercise of the Sponsor’s Warrants and a current prospectus relating to those Common Stock is available.
Registration Rights Agreement
The Issuer entered into a registration rights agreement (“Registration Rights Agreement”) pursuant to which it may be required to register shares of Common Stock (including Earnout Shares), Founder’s Warrants (and the Common Stock to be purchased pursuant to such Founder’s Warrants), Sponsor’s Warrants (and the Common Stock to be purchased pursuant to such Sponsor’s Warrants) held by the Reporting Persons through demand registration, piggy-back registration, or registration on shelf registration statement, subject to certain conditions in such Registration Rights Agreement. The Issuer filed a registration statement (Form S-1) with the Commission on June 30, 2010, pursuant to which HH LLC registered 306 shares of Common Stock, the Principal registered 1,802,740 shares of Common Stock (580,000 shares of which have been sold), and the Principal’s charitable foundation and estate planning entities for the Principal’s family registered 1,803,200 shares of Common Stock (444,563 shares of which have been sold).

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: January 20, 2011

HH-HACI, L.P. By: HH-HACI GP, LLC, its general partner
By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

HH-HACI GP, LLC
By:	/s/ Thomas O. Hicks
Thomas O. Hicks
sole member

/s/ Thomas O. Hicks
Thomas O. Hicks

Annex A
HH-HACI, L.P.

				Price Per Share
				(in-kind
	Type of	Number of		distribution
	Shares	Shares		without
Date	Distributed	Distributed		consideration)
01/13/2011	Common Stock	145,820	[1]	$0
01/13/2011	Earnout Shares	59,119	[2]	$0

Price Per Warrant
(in-kind
	Type of	Number of		distribution
	Warrants	Warrants		without
Date	Distributed	Distributed		consideration)
01/13/2011	Founder’s Warrants	291,637	[3]	$0
Certain Other Partnerships Formed For Employees of Affiliates of HH LLC
for which HH LLC Serves as the General Partner

				Price Per Share
				(in-kind
	Type of	Number of		distribution
	Shares	Shares		without
Date	Distributed	Distributed		consideration)
01/13/2011	Common Stock	16,868	[4]	$0
01/13/2011	Earnout Shares	6,838		$0

Price Per Warrant
(in-kind
	Type of	Number of		distribution
	Warrants	Warrants		without
Date	Distributed	Distributed		consideration)
01/13/2011	Founder’s Warrants	33,736	[5]	$0
Thomas O. Hicks’ Charitable Foundation and Estate Planning Entities for His Family

	Type of	Number of
	Shares	Shares
Date	Sold	Sold	Price Per Share
12/30/2010	Common Stock	56,875	$14.79

[1]	Including 153 shares of Common Stock distributed directly to HH LLC.

[2]	Including 62 Earnout Shares distributed directly to HH LLC.

[3]	Including 307 Founder’s Warrants distributed directly to HH LLC.

[4]	Including 1 share of Common Stock distributed directly to HH LLC.

[5]	Including 1 Founder’s Warrant distributed directly to HH LLC.